Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Banner Corporation
Walla Walla, Washington

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 16, 2010, relating to the consolidated statements of financial condition of Banner Corporation and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and of our same report, with respect to the Company’s internal controls over financial reporting as of December 31, 2009, incorporated by reference in the Banner Corporation Prospectus for the issuance of 15,000,000 shares of $.01 par value common stock pursuant to the Company’s Dividend Reinvestment and Direct Stock Purchase and Sale Plan.

/s/Moss Adams LLP

Portland, Oregon
December 17, 2010